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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 52294

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McKim Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6160 Stoneridge Mall Road, Suite 250
(No. and Street)

Pleasanton, California 94588
(City) (State) (Zip Code)

SEC Mail Processing Section
APR 16 2009
Washington, DC
122

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jordan L. Loewer 925-937-5238
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.E. Safris & Company LLC
(Name – *if individual, state last, first, middle name*)

101 Eisenhower Parkway (Address) Roseland (City) NJ (State) 07068 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jordan L. Loewer , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McKim Capital Inc. , as of March 31 , 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Director of Compliance
Title

Notary Public

RICHARD F. LECHLEITNER
Commission # 1646979
Notary Public - California
San Mateo County
My Comm. Expires Mar 9, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders Equity or Partners or Sole Proprietors Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

BY CERTIFIED MAIL

March 27, 2009

Jordan Loewer
Chief Compliance Officer
McKim Capital, Inc.
215 Summit Road
Walnut Creek, CA 94598

RE: McKim Capital, Inc.

Dear Mr. Loewer:

This acknowledges receipt of your December 31, 2008 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

- A communication from the auditor relating to the entity's internal control over financial reporting as required by Statement of Auditing Standards (SAS) 112.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of FINRA Rule 8210, we request that you send one copy of the item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 10, 2009. Questions may be addressed to Benjamin Yu, Examiner, at (415) 217-1108.

Sincerely,

for
Robert Kormos
Examination Manager

RK/ra

Enclosure: Form X-17A-5 Part III Facing Page

cc: SEC Regional Office
M.E. Safris & Co., LLC, Certified Public Accountant

One Montgomery Street
Suite 2100
San Francisco, CA
94104

t 415 217 1100
f 415 956 1931
www.finra.org

SAFRIS & COMPANY, LLC

To the Director of Compliance of
McKim Capital Inc.
6160 Stoneridge Mall Road
Suite 250
Pleasanton, California 94588

In planning and performing our audit of the financial statements of McKim Capital Inc., as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting ("Internal Control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal controls.

Our consideration of internal controls was for the limited purposes described in the preceding paragraph and would not necessarily identify all deficiencies in the internal controls that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies and other deficiencies that we consider to be material weaknesses.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We consider the following deficiencies to be significant deficiencies in internal control.

Significant Deficiencies identified during the audit:

a. The lack of an in-house auditing department able to prepare year end financial statements.

This communication is intended solely for the information and use of management, Mr. Jordan Loewer, and others within the organization's, and is not intended to be and should not be used by anyone other than these specified parties.

M E Safris · Company LLC

M.E.Safris & Company, LLC
Certified Public Accountants

Roseland, New Jersey
February 11, 2009